Exhibit 99.1

Westport Unifies Brands for Dedicated and Bi-fuel Vehicles under Westport WiNG™ Power System

~ Westport WiNG the Leading QVM Brand for Natural Gas Ford Pickups ~

VANCOUVER, March 10, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems,  today announced that it has united its bi-fuel and dedicated natural gas fuel system products and body configurations for Ford vehicles under the Westport WiNG™ Power System product brand.

"This shift offers customers more products to choose from that meet Westport's QVM process, quality and standards," said Mark Aubry, Vice President Sales and Marketing, Americas for Westport. "We listened to our customers, and this offers them a continued OEM integration experience, with an increasingly user-friendly order and delivery process."

The migration of BAF products to the Westport WiNG brand continues to offer customers the advantages of key-READY™ quality OEM integrated solutions that Westport has become known for and the flexibility of customization with Built-To-Spec products. In January 2014 Westport consolidated its North American Ford assembly facilities into one location in Dallas, Texas. The combination of production teams and facilities will streamline Westport's supply chain, and will allow reduced costs and better efficiency for customers.

Westport WiNG™ Power System Features

Launched in 2012, Westport WiNG Power System is available in dedicated compressed natural gas (CNG) or bi-fuel (gasoline/CNG) on a variety of Ford vehicle models. With the largest - and still growing - line of bi-fuel and dedicated Ford products, Westport is the leading partner in Ford's Qualified Vehicle Modifier (QVM) program.

Westport WiNG bi-fuel current model year offerings include:

•	Ford F-250/350 Pickup Trucks
•	Ford F-250/350 Bed-Delete
•	Ford F-350 Chassis Cab

Westport dedicated CNG fuel current model year offerings include:

•	Ford F-150/250/350 Pickup Trucks
•	Ford F-350/450/550/650 Chassis Cab
•	Ford E-250/350 Van
•	Ford E-350HD/E-450 Cutaway
•	Ford F-59 Strip Chassis

Westport expects to announce additional CNG products that are currently being evaluated.

Market Opportunity

According to NGV America, in 2013, approximately 19,250 "new" NGVs were sold, comprised of approximately 6,400 retrofits/repowers and about 12,850 OEM vehicles. Of that 2013 total, about 10,425 were light-duty vehicles, 1,450 were medium-duty and 7,375 were heavy duty.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 10-MAR-14